September 28, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

Mail Stop 4628

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Loan Lauren P. Nguyen, Legal Branch Chief (202-551-3642)

Kevin Dougherty, Attorney-Adviser (202-551-3271)

Re:	Ultra Petroleum Corp.

Form 10-K/A for the Fiscal Year ended December 31, 2016

Filed April 26, 2017

Response dated August 31, 2017

File No. 001-33614

Ladies and Gentlemen:

This letter is a reply, on behalf of Ultra Petroleum Corp., to the further comments letter dated September 20, 2017 (the “Comment Letter”) we received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) relating to our Annual Report on Form 10-K/A for the fiscal year ended as of December 31, 2016 (the “Form 10-K”). In this letter, we reproduce the Staff’s comments in italics typeface and provide our responses in normal typeface. Further, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

We respectfully request the Staff provide any further comments at its convenience.

Form 10-K/A for the Fiscal Year ended December 31, 2016

Explanatory Note

1.

We note that you filed a Form 8-K on August 31, 2017, to include pro forma financial statements to illustrate the effects of your bankruptcy in response to prior comment 1, which include disclosure of having entered into a new seven-year agreement with Rockies Express Pipeline for transportation services that will begin on December 1, 2019. We see

Letter to SEC Division of Corporation Finance

that you include pro forma adjustments to remove your legacy transportation costs for both periods, but have not explained how depicting zero transportation costs for all throughput that occurred in 2016 and in the subsequent interim period yields an appropriate view.

Please explain how you transported product subsequent to the breach of contracts with Sempra Rockies Marketing LLC and Rockies Express Pipeline, describe the salient terms of the interim arrangements, including the costs that were incurred and the manner of reporting them in your historical financial statements.

Tell us how you considered (i) including an adjustment based on the newly negotiated rate applied to the actual historical volumes of throughput, and (ii) making no adjustment to eliminate the historical transportation expense, since the newly negotiated contracts are not effective until the end of 2019.

Response:	The Staff’s comments are acknowledged. To provide additional information and clarity regarding these matters to the Staff and investors, we propose to file an amendment to our Current Report on Form 8-K filed on August 31, 2017 (the “Form 8-K”) to include an explanation of our pro forma adjustments removing legacy transportation costs and depicting zero transportation costs in the pro forma unaudited consolidated statement of operations for the three months ended March 31, 2017 and the year ended December 31, 2016.

We propose that the explanatory material related to transportation costs be in the form set forth in Exhibit A attached to this letter.

2.	We observe that you have included pro forma oil and gas reserve information, along with the pro forma financial information referenced above, adding quantities that would have been reported as proved undeveloped reserves were it not for the uncertainties that preceded and which were resolved through the bankruptcy, in response to prior comment 4. Please include the individual quantities encompassed in the pro forma adjustment, representing oil, gas and NGL proved undeveloped reserves.

Response:	The Staff’s comments are acknowledged. We propose to include the requested supplemental material, including the requested individual quantities of our pro forma oil, gas and NGL proved undeveloped reserves, within the amendment to the Form 8-K referenced above.

The supplemental material will be provided as a table and will reflect that our 1,497,202 MMcfe of pro forma proved undeveloped reserves comprises the following: 10,864 MBbls of crude oil reserves, 8,508 MBbls of NGL reserves and 1,380,970 MMcf of natural gas reserves.

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Letter to SEC Division of Corporation Finance

Please feel free to contact me at (281) 582-6611 with any questions regarding this response.

Sincerely,

ULTRA PETROLEUM CORP.

By:	/s/ Garrett B. Smith
Name:	Garrett B. Smith
Title:	Vice President and General Counsel

EXHIBIT A

EXPLANATORY MATERIAL | TRANSPORTATION COSTS

In the proposed 8-K/A filing, we would replace footnote {j} in Note 2 “Pro Forma Adjustments” with the following new footnote:

{j}	Adjustment represents the restructuring of the Company’s respective legacy natural gas transportation agreements with Rockies Express Pipeline LLC (“REX”) and Sempra Rockies Marketing (“Sempra”), including the settlement of claims related to the agreements in connection with the Company’s Chapter 11 proceedings.

The Company’s agreement with Sempra was terminated in March 2016, and the Company’s agreement with REX was terminated in April 2016. The Company agreed to pay $150.0 million and $57.0 million to resolve the claims asserted by REX and Sempra, respectively, during the Company’s Chapter 11 proceedings in connection with such terminations. Additionally, in connection with the settlement of REX’s claims, the Company entered into a new seven-year natural gas transportation agreement with REX for transportation service on the Rockies Express Pipeline commencing December 1, 2019 (the “2019 Agreement”). Because the settlement amounts are considered nonrecurring in nature, those amounts were not included as a pro forma adjustment to contract settlement expense, net in the unaudited pro forma consolidated statement of operations for the three months ended March 31, 2017 or for the year ended December 31, 2016.

The Company estimates that the contract terminations described in the preceding paragraph would have resulted in annual savings per year during the periods presented in this pro forma financial information totaling $84.0 million, which such estimate is based on the historical transportation costs associated with these contracts as presented in the Company’s historical consolidated statement of operations for the year ended December 31, 2015. An amount is included as a pro forma adjustment to remove legacy transportation costs because (w) certain transportation costs that arose under the legacy agreements were incurred prior to the termination of the agreements; (x) those costs were recurring in nature; (y) the Company did not incur any other transportation costs during the historical periods presented; and (z) the Company does not expect to enter into any interim arrangements for transportation service or to incur any future transportation costs until service begins under the 2019 Agreement.

Because the Company’s contract with Sempra was terminated during March 2016, and because its contract with REX was terminated during April 2016, the pro forma adjustment amount presented is less than the $84.0 million estimated total annual savings. In addition, for the same reasons, these pro forma adjustments do not reflect a full year of transportation costs recorded as of December 31, 2016. The impact shown in these pro forma adjustments is $20.0 million to remove the legacy transportation costs for the year ended December 31, 2016.